601 Carlson Parkway
Suite 600
Minnetonka, MN 55305
onebeacon.com

April 15, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Rosenberg,

We have received your letter dated April 13, 2011.  We expect to provide responses to your comments by May 27, 2011.  Should you have any questions, I can be reached at (952) 852-6020.

Sincerely,

/s/ PAUL H. MCDONOUGH

Paul H. McDonough
Chief Financial Officer

cc: T. Michael Miller, President and Chief Executive Officer, OneBeacon Insurance Group, Ltd.

Frank Wyman, Staff Accountant, Securities and Exchange Commission

Don Abbott, Senior Staff Accountant, Securities and Exchange Commission